Ecopetrol’s Board of Directors Unanimously Appoints Joaquín Gutiérrez Caballero as the Company’s New Chief Executive Officer

Bogotá, D.C., September 24, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (the "Company") announces that, at a meeting held today, its Board of Directors, acting unanimously and with the full participation of all its members, appointed Mr. Joaquín Gutiérrez Caballero as Chief Executive Officer and principal legal representative of the Company. Mr. Gutiérrez Caballero will assume the position on a permanent basis, effective September 28, 2026. Accordingly, the interim appointment of Mr. Camilo Barco as Chief Executive Officer will conclude effective September 27, 2026.

The appointment was made following a selection process conducted by the Board's Compensation, Nomination and Culture Committee, in accordance with the Company's Succession Policy, and upon the Committee's recommendation to select a leader with strong stakeholder engagement and coordination capabilities to lead the Company through its next phase of development amid a particularly challenging environment.

Mr. Gutiérrez Caballero holds a degree in Business Administration, together with postgraduate specializations in Telecommunications Project Management, Telecommunications Law, and Healthcare Services Management. He has more than 30 years of professional experience.

The priorities identified for the incoming Chief Executive Officer include advancing the Company's renewal through initiatives designed to strengthen value creation, promote rigorous and transparent management practices, and enhance engagement and collaboration with the Colombian State, local communities, investors, employees, and other stakeholders.

These objectives are expected to be pursued with the support of a highly qualified technical team committed to strengthening the Company's position in the markets in which it operates and to delivering long-term value for its stakeholders.

The Board of Directors of Ecopetrol S.A. has expressed its full support for Mr. Joaquín Gutiérrez Caballero as he assumes this leadership role and undertakes the responsibilities associated with the Company's transformation, renewal, and continued consolidation as a leading enterprise in Colombia.

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla–Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with drilling and exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Corporate Communications (Colombia)

Email: _noticias@ecopetrol.com.co